Barclays PLC One Churchill Place London E14 5HP

Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington DC 20549

USA

1 July 2013

Dear Ms Ciboroski,

Barclays PLC and Barclays Bank PLC

Form 20-F for the fiscal year ended 31 December 2012, filed 13 March 2013

Form 6-K, filed 16 April 2013

Files No. 001-09246 and 001-10257

Dear Ms. Ciboroski,

Thank you for your letter dated 21 June 2013 regarding the filings listed above. We are currently working on a response to your letter, and we confirm our intention to submit our initial response by 26 July 2013.

Please contact me should you have any additional comments or require additional information.

Yours sincerely,

/s/ C.G. Lucas

C.G. Lucas

Group Finance Director

Cc	Rebekah Lindsay
(Securities and Exchange Commission)

George H. White
John O’Connor
(Sullivan & Cromwell LLP)